AMP PRODUCTIONS, INC.
                                80 Orville Drive
                                Bohemia, NY 11716




                                 August 23, 2002




David Lyon
Securities and Exchange Commission
Washington, D.C.  20549

RE:      AMP Productions, Inc.
         Registration Statement on Form 10-SB
         File No. 0-49895

Dear Mr. Lyon

            The registrant hereby requests that its Registration Statement on Form 10-SB be withdrawn from registration immediately due to staff comments that must be resolved and completed.

         Thank you for your cooperation and attention.


Sincerely,



David Brown
President




cc.      Stephen B. Schneer, Esq.